

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2013

<u>Via U.S. mail</u>
Mr. Boping Li
Chief Executive Officer
China Environmental Protection, Inc.
c/o Jiangsu Jinyu Environmental Engineering Co., Ltd.
West Garden, Gaocheng Town
Yixing City, Jiangsu Province
PRC 214214

>   **Re: China Environmental Protection, Inc.**
>   **Form 8-K Item 4.01**
>   **Filed December 31, 2012**
>   **File No. 0-53783**

Dear Mr. Li:

We issued comments on the above captioned filings on January 8, 2013. On June 12, 2013, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

You may contact me at (202) 551-3743 if you have any questions.

>   Sincerely,
>
>   /s/ Jenn Do
>
>   Jenn Do
>   Staff Accountant